Free Writing Prospectus Filed
Pursuant to Rule 433
Registration Statement No. 333-197428
Dated November 23, 2015

THE J. M. SMUCKER COMPANY ANNOUNCES SECONDARY COMMON STOCK OFFERING

ORRVILLE, Ohio, November 23, 2015 – The J. M. Smucker Company (NYSE: SJM) (the “Company”) today announced that Blue Holdings I, L.P. (the “Selling Shareholder”) intends to offer for sale in an underwritten secondary offering 3,861,650 shares of the Company’s common stock pursuant to the Company’s shelf registration statement filed with the Securities and Exchange Commission (the “SEC”). The Company originally issued to the Selling Shareholder 17,061,079 shares of common stock on March 23, 2015 in connection with the Company’s acquisition of Big Heart Pet Brands, of which 3,861,650 shares were held by the Selling Shareholder immediately prior to the offering. The shares to be sold by the Selling Shareholder represent 100% of the ownership interests attributable to affiliates of Vestar Capital Partners. The Company is not selling any shares and will not receive any proceeds from the proposed offering.

Morgan Stanley and Credit Suisse will act as the underwriters for the offering. The Company has filed a registration statement (File No. 333-197428) (including a prospectus and a prospectus supplement) with the SEC for the offering to which this communication relates, and the Company intends to file a further prospectus supplement with respect to this offering. Before you invest, you should read the prospectus and prospectus supplements in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at: www.sec.gov. Alternatively, copies of the prospectus supplements and accompanying prospectus relating to the offering, when available, may be obtained by writing or telephoning us at:

The J. M. Smucker Company

Attention: Corporate Secretary

One Strawberry Lane

Orrville, Ohio 44667

(330) 684-3838

Morgan Stanley and Credit Suisse will arrange to send you the prospectus supplements and accompanying prospectus relating to the offering if you request them by contacting Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, 2nd Floor, New York, NY 10014 or Credit Suisse Securities (USA) LLC, Attention: Prospectus Department, One Madison Avenue, New York, NY 10010, phone: (800) 221-1037, email: newyork.prospectus@credit-suisse.com.

This press release will not constitute an offer to sell or the solicitation of an offer to buy any securities nor will there be any sale of these securities in any state or other jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or other jurisdiction. The proposed offering of these shares of common stock is being made only by means of one or more prospectus supplements and a related prospectus.

About The J. M. Smucker Company

For more than 115 years, The J. M. Smucker Company has been committed to offering consumers quality products that bring families together to share memorable meals and moments. Today, Smucker is a leading marketer and manufacturer of consumer food and beverage products and pet food and pet snacks in North America with projected annual net sales of approximately $8 billion. In consumer foods and beverages, its brands include Smucker’s®, Folgers®, Jif®, Dunkin’ Donuts®, Crisco®, Pillsbury®, R.W. Knudsen Family®, Hungry Jack®, Café Bustelo®, Martha White®, truRoots®, Sahale Snacks®, Robin Hood®, and Bick’s®. In pet food and pet snacks, its brands include Meow Mix®, Milk-Bone®, Kibbles ‘n Bits®, Natural Balance®, and 9Lives®. The Company remains rooted in the Basic Beliefs of Quality, People, Ethics, Growth, and Independence established by its founder and namesake more than a century ago.

The J. M. Smucker Company is the owner of all trademarks referenced herein, except for the following, which are used under license: Pillsbury® is a trademark of The Pillsbury Company, LLC, and Dunkin’ Donuts® is a registered trademark of DD IP Holder LLC.

Dunkin’ Donuts® brand is licensed to The J. M. Smucker Company for packaged coffee products sold in retail channels such as grocery stores, mass merchandisers, club stores, and drug stores. This information does not pertain to Dunkin’ Donuts® coffee or other products for sale in Dunkin’ Donuts® restaurants. K-Cup® is a trademark of Keurig Green Mountain, Inc., used with permission.

The J. M. Smucker Company Forward-Looking Statements

This press release contains forward-looking statements, such as projected net sales, operating results, earnings, and cash flows, that are subject to risks and uncertainties that could cause actual results to differ materially from future results expressed or implied by those forward-looking statements. The risks, uncertainties, important factors, and assumptions listed and discussed in this press release, that could cause actual results to differ materially from those expressed include: the ability to successfully integrate acquired businesses in a timely and cost-effective manner and retain key suppliers, customers, and employees; the ability to achieve synergies and cost savings related to the Big Heart acquisition in the amounts and within the time frames currently anticipated; the ability to generate sufficient cash flow to meet the Company’s deleveraging objectives; volatility of commodity, energy, and other input costs; risks associated with derivative and purchasing strategies employed to manage commodity pricing risks; the availability of reliable transportation on acceptable terms; the ability to implement and realize the full benefit of price changes, and the impact of the timing of the price changes to profits and cash flow in a particular period; the success and cost of marketing and sales programs and strategies intended to promote growth in the businesses, including the introduction of new products; general competitive activity in the market, including competitors’ pricing practices and promotional spending levels; the impact of food security concerns involving either the Company’s or its competitors’ products; the impact of accidents, extreme weather, and natural disasters; the concentration of certain of the Company’s businesses with key customers and suppliers, including single-source suppliers of certain raw materials and finished goods, and the ability to manage and maintain key relationships; the timing and amount of capital expenditures and share repurchases; impairments in the carrying value of goodwill, other intangible assets, or other long-lived assets or changes in useful lives of other intangible assets; the impact of new or changes to existing governmental laws and regulations and their application; the outcome of tax examinations, changes in tax laws, and other tax matters; foreign currency and interest rate fluctuations; the ability to successfully complete the canned milk divestiture, which is subject to obtaining necessary approvals and consents for the transaction, fulfillment of other transaction conditions, and economic conditions; and risks related to other factors described under “Risk Factors” in other reports and statements filed with the Securities and Exchange Commission, including the most recent Annual Report on Form 10-K. The Company undertakes no obligation to update or revise these forward-looking statements, which speak only as of the date made, to reflect new events or circumstances.

CONTACT: The J. M. Smucker Company, (330) 682-3000, Investors: Aaron Broholm, Director, Investor Relations or Media: Maribeth Burns, Vice President, Corporate Communications